UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 28, 2024 and March 30, 2024	11

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 28, 2024 and September 23, 2023	12

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 28, 2024 and September 23, 2023	13

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity (Deficiency) for the twenty-six week periods ended September 28, 2024 and September 23, 2023	14

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 28, 2024 and September 23, 2023	15

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	16

OTHER

99.8	Letter of support agreement between Mangrove Holdings S.A. and Birks Group Inc. dated November 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Katia Fontana
Date: November 27, 2024		Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.8	Letter of support agreement between Mangrove Holdings S.A. and Birks Group Inc. dated November 27, 2024.

PART I – FINANCIAL INFORMATION

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued but are not yet effective. MD&A is presented in the following sections: Overview, Current Developments, Compliance with NYSE American LLC Continued Listing Standards, Description of Operations, Critical Accounting Policies and Estimates, Operating Results. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 30, 2024 as fiscal 2024, and the current fiscal year ending March 29, 2025 as fiscal 2025. Fiscal 2025 consists of a fifty-two week period while fiscal 2024 consists of a fifty-three week period.

All figures presented in this MD&A are in Canadian dollars unless otherwise specified.

Overview

Birks Group is a leading designer of fine jewelry and operator of luxury jewelry stores in Canada, with wholesale customers in North America, the U.K., and the E.U. As of September 28, 2024, we have two reportable segments, “Retail” and “Other.” Retail consists of our retail operations whereby we operate 25 stores across Canada, of which 18 retail locations operate under the Maison Birks brand, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands and two retail locations under the Breitling brand, one in Laval and another in Ottawa. Other consists primarily of our e-commerce business, our wholesale business, and our gold exchange business.

Current Developments

Economic risk factors

The Company believes recent general economic conditions and business and retail climates, which includes heightened inflation, stock market volatility and high interest rates could lead to a slow-down in certain segments of the global economy and affect customer behaviour and the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

Compliance with NYSE American LLC Continued Listing Standards

Our common stock is currently listed with NYSE American LLC (“NYSE American”). In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public shareholders. NYSE American may delist the securities of any issuer for other reasons involving the judgment of NYSE American. We have in the past been, and may in the future be, unable to comply with certain listing standards that we are required to meet to maintain the listing of our common shares on NYSE American. For example, on August 13, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(ii) of the NYSE American Company Guide (“Company Guide”) (having a stockholders’ equity of less than U.S. $4.0 million and reported losses from continuing operations and/or net losses in three of four most recent fiscal years), on December 9, 2020, the Company was notified by NYSE American that it was not in compliance with the continued listing standards set forth in Section 1003(a)(i) of the Company Guide (having a stockholders’ equity of less than U.S. $2.0 million and reported losses from continuing operations and/or net losses in two of three most recent fiscal years), and on June 25, 2021, the Company was notified by NYSE American that it was not in compliance with the continued listing standards as set forth in Section 1003(a)(iii) of the Company Guide (having a stockholders’ equity of less than U.S. $6.0 million and reported losses from operations and/or net losses in five most recent fiscal years). On February 6, 2022, the Company was notified by NYSE American that it was back in compliance with all of the NYSE American’s continued listing standards set forth in Part 10 of the Company Guide and the Company has not been notified by NYSE American since that date.

NYSE American does not normally consider suspending dealings with issuers that are below standards (i) through (iii) of Section 1003(a) of the Company Guide if the issuer has a total market capitalization of U.S. $50,000,000 or total assets and revenue of U.S. $50,000,000 each in its last fiscal year or two of its last three fiscal years, and the issuer has at least 1,100,000 shares publicly held, 400 round lot shareholders, and a market value of publicly held shares of at least U.S. $15,000,000. For the twenty-six week period ended September 28, 2024, the Company reported total assets of $193.1 million (U.S. $143.1 million) and revenues of $80.1 million (U.S. $59.4 million). As of November 27, 2024, the Company had 5,493,404 publicly listed shares, more than 400 lot shareholders, and a market value of publicly listed shares of U.S. $8.6 million. The Company is currently not meeting the continued listing standards set forth in the Company Guide with respect to minimum stockholders’ equity and reported losses from continuing operations and/or net losses. If NYSE American delists our common stock from trading on the exchange and we are not able to list our securities on another national securities exchange, we expect our common stock would qualify to be quoted on an over-the-counter market. If this were to occur, we could experience a number of adverse consequences, including: limited availability of market quotations for the common stock; reduced liquidity for our securities; our common stock being categorized as a “penny stock,” which requires brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock; decreased ability to issue additional securities or obtain additional financing in the future.

Description of Operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and inventory reserves, jewelry, watch and giftware boxes, as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resources and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third-party product brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of net sales, marketing expense represented approximately 2.7% of sales during the twenty-six week period ended September 28, 2024 and approximately 4.2% of sales during the twenty-six week period ended September 23, 2023. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Our attention remains focused on the execution of our short-term and long-term strategic plans.

Over the short-term, we intend to focus our efforts on those strategies and key drivers of our performance that we believe are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost-effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand, as well as our third-party product brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain top talent whose values are aligned with our omni-channel strategic vision.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 30, 2024 filed with the SEC on July 16, 2024, as amended on July 18, 2024, in the Critical Accounting Policies and Estimates section contained therein. During the twenty-six week period ended September 28, 2024, there were no material changes in our estimates and critical accounting policies.

Operating results

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

Comparable store sales	For the 26 weeks ended September 28, 2024	For the 26 weeks ended September 23, 2023
	-4.9%	4.3%

The decrease in comparable store sales of 4.9% during the twenty-six week period ended September 28, 2024 is mainly attributable to third party brand movements that impacted two of our stores.

The following table sets forth, for the twenty-six week period ended September 28, 2024 and for the twenty-six week period ended September 23, 2023, the amounts in our consolidated statements of operations:

	Twenty-Six Week Period Ended
	September 28, 2024	September 23, 2023
	(In thousands)
Net sales	$80,118	$87,817
Cost of sales	48,859	51,750

Gross profit	31,259	36,067

Selling, general and administrative expenses	27,827	32,483
Depreciation and amortization	3,701	3,089

Total operating expenses	31,528	35,572

Operating (loss) income	(269)	495
Interest and other financing costs	4,034	3,350
Income taxes	—	—
Equity in earnings of joint venture, net of taxes	1,222	1,373

Net (loss)	$(3,081)	$(1,482)

Net Sales

	For the 26 weeks ended September 28, 2024	For the 26 weeks ended September 23, 2023
	(In thousands)
Net Sales – Retail	$75,229	$82,508
Net Sales – Other	4,889	5,309

Total Net Sales	$80,118	$87,817

Total net sales for the twenty-six week period ended September 28, 2024 were $80.1 million compared to $87.8 million in the twenty-six week period ended September 23, 2023, which is a decrease of $7.7 million, or 8.8%. Net retail sales were $7.3 million lower than the comparable prior year period, attributable primarily to the decrease in sales of branded jewelry related mainly to the exit of a brand that occurred at the end of fiscal 2024 and was slightly offset by an increase in branded timepiece sales. The decrease in Net Sales – Other of $0.4 million is primarily driven by a decrease in sales of approximatively 57.4% from our wholesale business due to timing of sales and less initiatives to open foreign markets, as well as a decrease in the gold exchange business by approximately 8.3% due to a decrease in events throughout the period, offset by an increase in e-commerce sales of approximately 25.4% driven by all product lines, including an increase of approximately 27.3% in Birks product brand, and improvements to our ecommerce website functionalities.

Gross Profit

	For the 26 weeks ended September 28, 2024	For the 26 weeks ended September 23, 2023
	(In thousands)
Gross Profit – Retail	$29,018	$33,663
Gross Profit – Other	2,241	2,404

Total Gross Profit	$31,259	$36,067

Gross Margin (Total Gross Profit as a % of Total Net Sales)	39.0%	41.1%

Total gross profit was $31.3 million, or 39.0% of net sales, for the twenty-six week period ended September 28, 2024 compared to $36.1 million, or 41.1% of net sales for the twenty-six week period ended September 23, 2023. The decrease of 2.1% in gross margin is primarily attributable to a decrease in sales volume in the retail segment, specifically in branded jewelry, mainly due to a brand exit as well as an increase in foreign exchange loss of $0.2 million compared to the prior period, and was partially offset by a favourable product mix in branded timepieces. The wholesale and gold exchange channels also experienced lower sales volume and mix, negatively impacting gross profit. This was partially offset by an increase in sales volume and sales mix across all product lines from the e-commerce division. In addition, packaging, reserves and other costs were approximately $0.5 million greater than the prior year period.

SG&A Expenses

SG&A expenses in the twenty-six week period ended September 28, 2024 were $27.8 million, or 34.7% of net sales, compared to $32.5 million, or 37.0% of net sales in the twenty-six week period ended September 23, 2023, a decrease of $4.7 million. The main drivers of the decrease in SG&A expenses in the period included lower marketing costs ($1.5 million) mainly due to lower brand development initiatives, lower occupancy costs ($2.1 million) due to store closures and store lease modifications, lower compensation costs ($0.3 million) due to lower sales volume and head count reduction, lower credit card fees ($ 0.3 million) and lower delivery and transport costs ($0.1 million) due to lower sales volume and a decrease in general and variable operating costs ($0.8 million). This decrease is partially offset by greater stock-based compensation ($0.4 million) mainly related to the fluctuation of the stock price. As a percentage of sales, SG&A expenses in the twenty-six week period ended September 28, 2024 have decreased by 2.3% as compared to the twenty-six week period ended September 23, 2023.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 28, 2024 was $3.7 million compared to $3.1 million for the twenty-six week period ended September 23, 2023. The increase of $0.6 million is mainly due to accelerated depreciation related to a store closure in 2025.

Interest and Other Financing Costs

Interest and other financing costs in the twenty-six week period ended September 28, 2024 were $4.0 million compared to $3.4 million in the twenty-six week period ended September 23, 2023, an increase of $0.6 million, driven primarily by an increase in the average amount outstanding on the Amended Credit Facility (defined below) during the twenty-six week period ended September 28, 2024 compared to the twenty-six week period ended September 23, 2023. Additionally, the increase is attributable to new capital lease financing relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store renovation as well as a decrease in the foreign exchange gain of $0.3 million on U.S. denominated debt during the twenty-six week period ended 28, 2024 compared to the twenty-six week period ended September 23, 2023.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 28, 2024, the Company did not have any accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2018 through 2024 remain open to examination in the major taxing jurisdictions to which the Company is subject. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 28, 2024.

Equity in earnings of joint venture, net of taxes

During the twenty-six week period ended September 28, 2024, the Company recognized $1.2 million of equity in earnings of joint venture, net of taxes compared to $1.4 million in the twenty-six week period ended September 23, 2023, as a result of its investment in the RMBG joint venture accounted for under the equity method of accounting. The decrease for the twenty-six-period ended September 28, 2024 to the comparable twenty-six week period ended September 23, 2023 is a result of lower operating earnings in the joint venture due to an increase in selling, general and administrative expenses.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. GAAP, and accordingly provides U.S. GAAP financial measures, including net income (loss). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable U.S. GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures from time to time including: “EBITDA”.

NET INCOME (LOSS) AND EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with U.S. GAAP EBITDA.

EBITDA

	For the twenty-six week period ended
($000’s)	September 28, 2024	September 23, 2023
Net (loss) income (U.S. GAAP measure)	(3,081)	(1,482)
as a % of net sales	-3.8%	-1.7%
Add the impact of:
Interest expense and other financing costs	4,034	3,350
Depreciation and amortization	3,701	3,089

EBITDA (non-GAAP measure)	$4,654	$4,957

as a % of net sales	5.8%	5.6%

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Amended Credit Facility (defined below). As of September 28, 2024, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $71.2 million ($71.5 million, net of $0.3 million of deferred financing costs) on its maximum amount of $90.0 million, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its Amended Credit Facility and its Amended Term Loan (defined below) is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that could result in the outstanding balances borrowed under the Company’s Amended Credit Facility and Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and the Amended Term Loan are subject to cross default provisions with all other loans pursuant to which, if the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 28, 2024 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada for a maximum amount of $85.0 million. On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada. The Amended Credit Facility extended the maturity date of the Company’s preexisting loan from October 2022 to December 2026. The Amended Credit Facility also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. On June 26, 2024, the Company entered into an additional amendment to the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The amendment replaces the interest rate of Canadian Dollar Offered Rate (“CDOR”) plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of Canadian Overnight Repo Rate Average (“CORRA”) plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. During the twenty-six week period ended September 28, 2024, the Company was in compliance with the sole financial covenant which the Company is required to adhere to under the Amended Credit Facility (discussed above). On September 6, 2024, the Company exercised the option to increase the credit facility by $5 million, bringing the credit facility to a maximum of $90 million.

On June 29, 2018, the Company secured a $12.5 million term loan with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an amended and restated senior secured term loan (“Amended Term Loan”) with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CDOR plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants. On June 26, 2024, the Company entered into an additional amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (discussed above), and during the twenty-six week period ended September 28, 2024, the Company was in compliance with such financial covenant. In addition, the Amended Term Loan includes availability blocks, at all times of not less than the greater of $8.5 million and 10% of the borrowing base, including additional seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Amended Credit Facility and the Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Amended Credit Facility and Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Amended Credit Facility and Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves have been imposed by the Company’s senior secured lenders since the inception of the loans.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures will also depend on its ability to maintain adequate levels of available borrowing, adhere to all financial covenants with its lenders, obtain favorable payment terms from suppliers and its future performance, which may be subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control. Such events include the potential impacts to our ability to generate cash from operations as a result of recent general economic conditions. See “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on July 16, 2024, as amended on July 18, 2024, for additional information.

Borrowings under our Amended Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 28, 2024	September 23, 2023
	(In thousands)
Credit facility availability	$86,757	$72,934
Amount borrowed at period end, net of deferred financing costs	$71,152	$59,826

Excess borrowing capacity at period end (before minimum threshold)	$15,605	$13,108

Average outstanding borrowed balance during the 26 weeks	$67,572	$60,517
Average excess borrowing capacity during the 26 weeks	$13,186	$11,908
Maximum borrowing outstanding during the 26 weeks	$73,760	$64,142
Minimum excess borrowing capacity during the 26 weeks	$12,028	$10,048
Weighted average interest rate for 26 weeks	7.7%	7.8%

Investissement Québec

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $3.7 million is outstanding as at September 28, 2024 ($4.9 million as at March 30, 2024). The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021. On January 4, 2023, the Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Québec. As of September 28, 2024, the Company has $4.3 million ($4.2 million net of deferred financing costs) outstanding on the loan ($4.2 million as at March 30, 2024). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in July 2022.

Both term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. The working capital ratio as of March 30, 2024, was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio as at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at September 28, 2024, the working capital ratio was 0.92.

Other Financing

On May 19, 2023, the Company entered into a capital lease agreement with Equilease Corp. (“Equilease”) to lease equipment. The initial cost of the equipment was $0.1 million and the term of the lease is 36 months. The leased equipment is to be repaid in equal monthly installments over 36 months, bearing an interest rate of 11.9%. The balance as of September 28, 2024 is U.S. $0.05 million (Cdn $0.06 million).

As of September 28, 2024, the Company had a balance of $2.0 million (U.S. $1.5 million) outstanding from an original $6.8 million (U.S. $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends, which is described above. This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12%.

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of September 28, 2024, the Company has $0.20 million outstanding on the loan ($0.23 million as of March 30, 2024). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (Cdn $4.7 million). The capital lease financing bears interest at 16% and is repayable over 24 months. The Company borrowed U.S. $2.4 million (Cdn $ 3.3 million). As of September 28, 2024, the Company has U.S. $1.0 million (Cdn $1.4 million) outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (Cdn $3.4 million). As of September 28, 2024, the Company borrowed U.S. $2.3 million (Cdn $3.2 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 16% annually.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.5 million (Cdn $0.7 million). As of September 28, 2024, the Company borrowed $0.02 million (Cdn $0.03 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 10% annually.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (Cdn $0.8 million). As of September 28, 2024, the Company borrowed U.S. $0.2 million (Cdn $0.2 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 10% annually.

Cash flow—from operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 28, 2024	September 23, 2023
	(In thousands)
Net cash provided by (used in)
Operating activities	$(3,476)	$452
Investing activities	(5,001)	(4,334)
Financing activities	8,483	4,611

Net increase in cash and cash equivalents	$6	$729

Net cash used in activities from operations was $3.5 million during the twenty-six week period ended September 28, 2024 as compared to net cash provided by activities from operations of $0.5 million during the twenty-six week period ended September 23, 2023. The $4.0 million decrease in cash flows provided in operating activities was the result of (i) a $1.6 million increase in net loss during the twenty-six week period ended September 28, 2024 compared to the same period in the prior fiscal year, (ii) $1.0 million of cash used by changes in working capital, of which period over period changes included an inventory increase of $2.9 million driven by lower turnover of certain brands and greater purchases of inventory when compared to the prior year period, an accounts receivable and, other receivables (including long term receivables) decrease of $0.5 million driven by lower sales, an accounts payable, and accrued liabilities (including other long term liabilities) increase of $2.2 million primarily driven by higher purchases in inventory and an increase in prepayments of $0.19 million and (iii) a $1.3 million increase in cash flows used by operating activities related to non-cash adjustments such as depreciation and amortization of capital assets and intangibles as well as depreciation of operating lease right-of-use assets.

During the twenty-six week period ended September 28, 2024, net cash used in investing activities from operations was $5.0 million as compared to $4.3 million during the twenty-six week period ended September 23, 2023. The $0.7 million increase in net cash used in investing activities from operations was primarily attributable to an increase in capital expenditures in the twenty-six week period ended September 28, 2024 as compared to the twenty-six week period ended September 23, 2023 driven by timing of new store construction and store renovation projects as well as continued enhancements to the Company’s e-commerce platform.

Net cash provided by financing activities from operations was $8.5 million in the twenty-six week period ended September 28, 2024 as compared to $4.6 million provided in financing activities in the twenty-six week period ended September 23, 2023. The $3.9 million increase in cash flows from financing activities was primarily due to an increase in bank indebtedness of $5.9 million during the twenty-six week period ended September 28, 2024, as compared to the prior year period, as well as a decrease in cash inflows from long-term debt of $3.9 million primarily due to repayments of debt. Additionally, net cash flows provided by capital lease financing was $1.9 million to finance ongoing capital projects such as new store construction and store renovations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under our Amended Credit Facility bears interest at floating rates which is based on CORRA plus a CORRA adjustment and a spread depending on the Company’s excess availability levels. Borrowing under our Amended Term Loan also bears interest at floating rates which is based on CORRA plus a CORRA adjustment depending on the Company’s compliance with certain financial covenants. As of September 28, 2024, we have not hedged these interest rate risks. As of September 28, 2024, we had $84.0 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.8 million.

Currency Risk

As of September 28, 2024, we had $46.3 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar, the Euro, the Swiss Franc and the Canadian dollar, which would impact the level of our earnings if there were fluctuations in the U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 28, 2024, our earnings would have increased or decreased, respectively, by approximately $0.5 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, any statements about anticipated economic conditions, availability under our Amended Credit Facility and Amended Term Loan, anticipated distributions of profits, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 28, 2024	March 30, 2024
Assets
Current Assets
Cash and cash equivalents	$1,789	$1,783
Accounts receivable and other receivables	7,004	8,455
Inventories	105,605	99,067
Prepaid and other current assets	2,794	2,913

Total current assets	117,192	112,218
Long-term receivables	1,320	1,571
Equity investment in joint venture	5,344	4,122
Property and equipment	26,771	25,717
Operating lease right-of-use assets	34,307	51,753
Intangible assets and other assets	8,113	7,887

Total non-current assets	75,855	91,050

Total assets	$193,047	$203,268

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Bank indebtedness	$71,152	$63,372
Accounts payable	45,253	43,011
Accrued liabilities	5,972	6,112
Current portion of long-term debt	5,150	4,352
Current portion of operating lease liabilities	8,322	6,430

Total current liabilities	135,849	123,277
Long-term debt	22,484	22,587
Long-term portion of operating lease liabilities	38,681	59,881
Other long-term liabilities	4,259	2,672

Total long-term liabilities	65,424	85,140
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,593,391 (11,447,999 as of March 30, 2024)	41,468	40,725
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,082	21,825
Accumulated deficit	(128,557)	(125,476)
Accumulated other comprehensive (loss) income	26	22

Total stockholders’ equity (deficiency)	(8,226)	(5,149)

Total liabilities and stockholders’ equity (deficiency)	$193,047	$203,268

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended	26 weeks ended
	September 28, 2024	September 23, 2023
Net sales	$80,118	$87,817
Cost of sales	48,859	51,750

Gross profit	31,259	36,067
Selling, general and administrative expenses	27,827	32,483
Depreciation and amortization	3,701	3,089

Total operating expenses	31,528	35,572

Operating (loss) income	(269)	495
Interest and other financial costs	4,034	3,350

(Loss) income before taxes and equity in earnings of joint venture	(4,303)	(2,855)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,222	1,373

Net (loss) income, net of taxes	(3,081)	(1,482)

Weighted average common shares outstanding:
Basic	19,226	18,953
Diluted	19,226	18,953
Net (loss) income per common share:
Basic	$(0.16)	$(0.08)
Diluted	$(0.16)	$(0.08)

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	26 weeks ended	26 weeks ended
	September 28, 2024	September 23, 2023
Net (loss) income	$(3,081)	$(1,482)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	4	27

Total comprehensive (loss) income	$(3,077)	$(1,455)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 30, 2024	19,165,969	$98,480	$21,825	$(125,476)	$22	$(5,149)
Net loss	—	—	—	(3,081)	—	(3,081)
Cumulative translation adjustment	—	—	—	—	4	4

Total comprehensive loss	—	—	—	—	—	(3,077)
Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	—	—	—	—
Settlement of stock units	145,392	743	(743)	—	—	—

Balance at September 28, 2024	19,311,361	$99,223	$21,082	$(128,557)	$26	$(8,226)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 25, 2023	18,830,969	$96,774	$23,504	$(120,845)	$(36)	$(603)
Net loss	—	—	—	(1,482)	—	(1,482)
Cumulative translation adjustment	—	—	—	—	27	27
Total comprehensive loss	—	—	—	—	—	(1,455)

Compensation expense resulting from equity settled restricted stock units granted to Management	—	—	27	—	—	27
Settlement of stock units	325,000	1,655	(1,655)	—	—	—

Balance at September 23, 2023	19,155,969	$98,429	$21,876	$(122,327)	$(9)	$(2,031)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 28, 2024	26 weeks ended September 23, 2023
Cash flows from (used in) operating activities:
Net (loss) income	$(3,081)	$(1,482)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,701	3,120
Leasehold inducements received	48	—
Amortization of debt costs	117	96
Net change of operating lease right-of-use assets and liabilities	(1,219)	(758)
Lease modifications	(1,329)	214
Compensation expense resulting from equity settled restricted stock units	—	27
Equity in earnings of joint venture	(1,222)	(1,373)
Amortization of debt forgiveness	(89)	—
Other operating activities, net	(31)	(35)
(Increase) decrease in:
Accounts receivable, other receivables and long-term receivables	2,341	2,841
Inventories	(6,538)	(3,668)
Prepaid expenses and other current assets	118	(72)
(Decrease) increase:
Accounts payable	2,290	975
Accrued liabilities and other long-term liabilities	1,418	567

Net cash used in (provided by) operating activities from operations	(3,476)	452

Cash flows used in investing activities:
Additions to property and equipment	(4,782)	(3,743)
Additions to intangible assets and other assets	(245)	(591)
Dispositions of property and equipment	26	—

Net cash (used in) investing activities	(5,001)	(4,334)

Cash flows provided by financing activities:
Increase in bank indebtedness	7,779	1,911
Drawdown on capital lease financing	2,836
Increase in long-term debt	—	3,906
Repayment of long-term debt	(1,006)	(1,006)
Repayment of obligations under finance lease	(1,015)	(170)
Payment of loan origination fees and costs	(111)	(30)

Net cash provided by (used in) financing activities	8,483	4,611

Net increase (decrease) in cash and cash equivalents	6	729
Cash and cash equivalents, beginning of period	1,783	1,262

Cash and cash equivalents, end of period	$1,789	$1,991

Supplemental disclosure of cash flow information:
Interest paid	$3,769	$3,329
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$1,433	$123

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 28, 2024 and September 23, 2023 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 30, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 16, 2024 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 29, 2025 as fiscal 2025, and the prior fiscal year ending March 30, 2024 as fiscal 2024. Fiscal 2025 consists of a fifty-two week period and fiscal 2024 consists of a fifty-three week period.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company’s March 30, 2024 annual consolidated financial statements. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the going concern assessment and the allowance for slow moving finished goods inventories. Other estimates include allowance for expected credit losses on receivables, the right-of-use assets and lease liabilities, deferred tax assets, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with U.S. GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and senior secured term loan described in Note 5. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

The Company believes recent general economic conditions and business and retail climates, which includes heightened inflation, stock market volatility and high interest rates could lead to a slow-down in certain segments of the global economy and negatively affect customer behaviour and the amount of discretionary income spent by potential consumers to purchase the Company’s products. If global economic and financial market conditions persist or worsen, the Company’s sales may decrease, and the Company’s financial condition and results of operations may be adversely affected.

The Company continues to and expects to continue to operate through its senior secured credit facility and senior secured term loan.

The Company recorded a net loss of $3.1 million for the twenty-six week period ended September 28, 2024, and a net loss of $1.5 million for the twenty-six week period ended September 23, 2023. The Company used net cash flows from operations of $3.5 million in the twenty-six week period ended September 28, 2024 and provided net cash flows from operations of $0.5 million in the twenty-six week period ended September 23, 2023. The Company has a negative working capital (defined as current assets less current liabilities) as at September 28, 2024 and March 30, 2024.

On December 24, 2021, the Company entered into an amended and restated senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and an amended and restated senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Credit Facility and Amended Term Loan extended the maturity date of the Company’s pre-existing loans from October 2022 to December 2026.

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $3.7 million is outstanding as at September 28, 2024 ($4.9 million as at March 30, 2024). The Company received a loan forgiveness in the amount of $0.2 million that is being recognized over the term of the loan.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. In order to obtain the financing, the Company has agreed to maintain a certain number of employees in Québec. As of September 28, 2024, the Company has $4.3 million ($4.2 million net of deferred financing costs) outstanding on the loan ($4.2 million as at March 30, 2024).

Both term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01 at the end of the Company’s fiscal year. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. The working capital ratio as of March 30, 2024, was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio as at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at September 28, 2024, the working capital ratio was 0.92.

There is no assurance the Company will meet its covenant at March 29, 2025 or for future years, or that if not met, waivers would be available. If a waiver is not obtained, cross defaults with our Amended Credit Facility and our Amended Term Loan would arise.

On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations, adhere to the terms of its committed financings, obtain favorable payment terms from suppliers as well as to maintain specified excess availability levels under its Amended Credit Facility and its Amended Term Loan. In addition to the covenant under both its Amended Credit Facility and its Amended Term Loan to adhere to a daily minimum excess availability of not less than $8.5 million at all times, except that the Company will not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month, other loans have a covenant to adhere to a working capital ratio of 1.01 at the end of each fiscal year. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the Amended Credit Facility and under the Amended Term Loan, that would result in the outstanding balances borrowed under the Company’s Amended Credit facility and its Amended Term Loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the Amended Credit Facility and the Amended Term Loan. The Company met its excess availability requirements as of and throughout the twenty six week period ended September 28, 2024 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favorable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that may include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company if at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 28, 2024 by the Company’s lenders.

Certain adverse conditions and events outlined above require consideration of management’s plans, which management believes mitigate the effect of such conditions and events. Management plans include continuing to manage liquidity actively which allows for adherence to excess availability requirements, and cost reductions, which include reducing future purchases, reducing marketing and general operating expenses, postponement of certain capital expenditures and obtaining favorable payment terms from suppliers. Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

Recent Accounting Pronouncements

Recently Accounting Pronouncements Adopted:

On March 12, 2020, the FASB issued ASU 2020-04 Reference rate reform (Topic 848). On December 21, 2022, the FASB issued an amendment to this reform, ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity. The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU 2022-06. The Canadian Dollar Offered Rate (CDOR) is a benchmark interest rate referenced in a variety of agreements. The publication of certain CDOR rates were discontinued in May 2021, and the remaining rates were discontinued on June 30, 2024. The Company adopted the standard on a prospective basis and elected to apply the optional expedient to account for contract modifications within this standard as it met the relevant criteria for a change in terms related to the replacement of a reference rate. On June 26, 2024, the Amended Credit Facility and the Amended Term Loan were amended to replace CDOR by the Canadian Overnight Repo Rate Average (“CORRA”). Refer to note 5. The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial results.

Recent Accounting Pronouncements Not Yet Adopted:

On November 27, 2023, the FASB issued ASU 2023-07: Segment Reporting (Topic 280): Improvements to reportable segment disclosures, which enhances segment disclosures and requires additional disclosures of segment expenses. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company will not early adopt this ASU. Management continues to evaluate the impact of this ASU on the condensed consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740): Improvements to income tax disclosures, which primarily enhances the annual income tax disclosures for the effective tax rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively however, retrospective application in all prior periods is permitted. Management continues to evaluate the impact of this ASU on the condensed consolidated financial statements.

On November 4, 2024, the FASB issued ASU 2024-03: Income Statement -Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which primarily requires additional disclosures of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Management is evaluating the impact of this ASU on the condensed consolidated financial statements.

2.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 28, 2024, the Company did not have any accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2018 through 2024 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax expense for the twenty-six week period ended September 28, 2024 and for the comparable period ended September 23, 2023. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 28, 2024, the Company had recorded a valuation allowance of $27.1 million ($26.1 million as of March 30, 2024) against the full value of the Company’s net deferred tax assets.

3.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 28, 2024, the Company’s net loss per common share on a basic and diluted basis was ($0.16). Excluded from the computation of diluted earnings per share were 274,836 shares underlying stock options and units due to their antidilutive effect.

For the twenty-six week period ended September 23, 2023, the Company’s net loss per common share on a basic and diluted basis was ($0.08). Excluded from the computation of diluted earnings per share were 169,761 shares underlying stock options and units due to their antidilutive effect.

4.	Inventories

Inventories are summarized as follows:

	As of September 28, 2024	As of March 30, 2024
	(In thousands)
Raw materials and work in progress	$4,190	$5,151
Finished goods	101,415	93,916

	$105,605	$99,067

5.	Bank Indebtedness and Long-term Debt

As of September 28, 2024 and March 30, 2024, bank indebtedness consisted solely of amounts owing under the Company’s Amended Credit Facility, which had an outstanding balance of $71.2 million ($71.5 million net of $0.3 million of deferred financing costs) and $63.4 million ($63.7 million net of $0.3 million of deferred financing costs), respectively. The Company’s Amended Credit Facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $15.6 million as of September 28, 2024 and $13.4 million as of March 30, 2024. The Company met its excess availability requirements throughout the twenty-six week period ended September 28, 2024, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. On October 23, 2017, the Company entered into a credit facility with Wells Fargo Capital Finance Corporation Canada for a maximum amount of $85.0 million. On December 24, 2021, the Company entered into the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The Amended Credit Facility extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Credit Facility, also provides the Company with an option to increase the total commitments thereunder by up to $5.0 million. On September 6, 2024, the Company exercised the option to increase the credit facility by $5 million, bringing the credit facility to a maximum of $90 million. The Amended Credit Facility bears interest at a rate of Canadian Overnight Repo Rate Average (“CORRA”) plus a spread ranging from 1.5% - 2.0% depending on the Company’s excess availability levels. Under the Amended Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 28, 2024.

On June 26, 2024, the Company entered into an amendment to the Amended Credit Facility with Wells Fargo Capital Finance Corporation Canada. The amendment replaced the interest rate of CDOR plus a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels for the interest rate of CORRA plus a CORRA adjustment ranging from 0.30% to 0.32% and a spread ranging from 1.5% - 2% depending on the Company’s excess availability levels. The adjustment was effective on June 26, 2024.

On June 29, 2018, the Company secured a $12.5 million term loan with Crystal Financial LLC (dba SLR Credit Solutions) (“SLR”). On December 24, 2021, the Company entered into an Amended Term Loan with SLR. The Amended Term Loan extended the maturity date of the Company’s pre-existing loan from October 2022 to December 2026. The Amended Term Loan is subordinated in lien priority to the Amended Credit Facility and bears interest at a rate of CORRA plus 7.75%. The Amended Term Loan also allows for periodic revisions of the annual interest rate to CORRA plus 7.00% or CORRA plus 6.75% depending on the Company complying with certain financial covenants. Under the Amended Term Loan, the Company is required to adhere to the same financial covenant as under the Amended Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Amended Term Loan includes availability blocks, at all times of not less than the greater of $8.5 million and 10% of the borrowing base, including additional seasonal availability blocks imposed from December 20th to January 20th of each year of $5.0 million and from January 21st to January 31st of each year of $2.0 million. The Amended Term Loan is required to be repaid upon maturity.

On June 26, 2024, the Company entered into an amendment to the Amended Term Loan with SLR. The amendment replaces the interest rate of CDOR plus 7.75% (or CDOR plus 7.00% or CDOR plus 6.75% depending on the Company complying with certain financial covenants) for the interest rate of CORRA plus a CORRA adjustment of 0.32% and 7.75% (or CORRA plus a CORRA adjustment of 0.32% plus 7.00% or CORRA plus a CORRA adjustment of 0.32% plus 6.75% depending on the Company complying with certain financial covenants). The adjustment was effective on June 26, 2024.

The Company’s borrowing capacity under both its Amended Credit Facility and its Amended Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its lenders and based upon these reviews, the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Amended Credit Facility and its Amended Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its Amended Credit Facility and its Amended Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s Amended Credit Facility and its Amended Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Amended Credit Facility and its Amended Term Loan become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s Amended Credit Facility and its Amended Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. In order to pay dividends, the Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availability of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s Amended Credit Facility and its Amended Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Amended Credit Facility and its Amended Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s senior secured lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 28, 2024 by the Company’s senior secured lenders.

The information concerning the Company’s bank indebtedness is as follows:

	26 Weeks Ended
	September 28, 2024	September 23, 2023
	(In thousands)
Maximum borrowing outstanding during the 26 weeks	$73,760	$64,142
Average outstanding borrowed balance during the 26 weeks	$67,572	$60,517
Weighted average interest rate for the 26 weeks	7.7%	7.8%
Effective interest rate at September 28, 2024	7.5%	8.0%

As security for the bank indebtedness, the Company has provided some of its lenders the following: (i) general assignment of all accounts receivable, other receivables and trademarks; (ii) general security agreements on all of the Company’s assets; (iii) insurance on physical assets in a minimum amount equivalent to the indebtedness, assigned to the lenders; (iv) a mortgage on moveable property (general) under the Civil Code (Québec) of $200.0 million; (v) lien on machinery, equipment and molds and dies; and (vi) a pledge of trademarks and stock of the Company’s subsidiaries

On May 19, 2023, the Company entered into a capital lease agreement with Equilease Corp. (“Equilease”) to lease equipment. The initial cost of the equipment is $0.1 million and the term of the lease is 36 months. The leased equipment is to be repaid in equal monthly installments over 36 months, bearing an interest rate of 11.9%. The balance as of September 28, 2024 is U.S. $0.05 million (Cdn $0.06 million)

On March 26, 2020, the Company secured a 6-year term loan with Business Development Bank of Canada (BDC), as amended, for an amount of $0.4 million to be used specifically to finance the renovations of the Company’s Brinkhaus store location in Calgary, Alberta. As of September 28, 2024, the Company has $0.20 million outstanding on the loan ($0.23 million as of March 30, 2024). The loan bears interest at a rate of 8.3% per annum and is repayable in 72 monthly payments from June 26, 2021, the date of the drawdown.

On July 8, 2020, the Company secured a six-year term loan with Investissement Québec, in the amount of $10.0 million, as amended. The secured term loan was used to fund the working capital needs of the Company, of which $3.7 million is outstanding as at September 28, 2024 ($4.9 million as at March 30, 2024). The loan bears interest at a rate of 3.14% per annum and is repayable in 60 equal payments beginning in July 2021.

On August 24, 2021, the Company entered into a 10-year loan agreement with Investissement Québec, for an amount of up to $4.3 million to be used specifically to finance the digital transformation of the Company through the implementation of an omni-channel e-commerce platform and enterprise resource planning system. As of September 28, 2024, the Company has $4.3 million ($4.2 million net of deferred financing fees) outstanding on the loan ($4.2 million as at March 30, 2024). The loan bears interest at a rate of 1.41% per annum and is repayable in 60 equal payments beginning 60 months after the date of the first draw in July 2022.

Both term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio (defined as current assets divided by current liabilities excluding the current portion of operating lease liabilities) of at least 1.01. During fiscal 2024, the Company received a tolerance letter from Investissement Québec that allowed the Company, as at March 30, 2024 to tolerate a working capital ratio of 0.97. The covenant as of March 30, 2024 was 0.96. On July 3, 2024, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the working capital ratio as at March 30, 2024. Furthermore, on July 12, 2024, the Company received a tolerance letter from Investissement Québec that allows the Company, as at March 29, 2025, to tolerate a working capital ratio of 0.90. As at September 28, 2024, the working capital ratio was 0.92.

On July 14, 2023, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for store construction and renovation. The maximum borrowing amount under this facility is U.S $3.6 million (Cdn $4.7 million). The capital lease financing bears interest at 16% and is repayable over 24 months. The Company borrowed U.S. $2.4 million (Cdn $3.3 million). As of September 28, 2024, the Company has U.S. $1.0 million (Cdn $1.4 million) outstanding under this facility.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the construction of a new store. The maximum borrowing amount under this facility is U.S. $2.5 million (Cdn $3.4 million). As of September 28, 2024, the Company borrowed U.S. $2.3 million (Cdn $3.2 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 16% annually.

On February 1, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.5 million (Cdn $0.7 million). As of September 28, 2024, the Company borrowed $0.02 million (Cdn $0.03 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 10% annually.

On June 3, 2024, the Company entered into a financing agreement for a capital lease facility financing with Varilease Finance Inc. relating to certain equipment consisting of leasehold improvements, furniture, security equipment and related equipment for the partial renovation of a store. The maximum borrowing amount under this facility is U.S. $0.6 million (Cdn $0.8 million). As of September 28, 2024, the Company borrowed U.S. $0.2 million (Cdn $0.2 million). Payments will commence upon project completion, which is expected to occur during fiscal 2025. The amounts drawn are interest bearing at approximately 10% annually.

6.	Contingencies

The Company and its subsidiaries, in the normal course of business, may become involved from time to time in litigation and are subject to claims. While the final outcome with respect to claims and legal proceedings pending at September 28, 2024 cannot be predicted with certainty, management believes that adequate provisions have been recorded in the accounts where required and that the financial impact, if any, from claims related to normal business activities will not be material.

7.	Segmented Information

The Company has two reportable segments, Retail and Other. As of September 28, 2024, Retail operated 25 stores across Canada, (21 stores for the same period ended September 23, 2023) of which 18 retail locations operate under the Maison Birks brand across Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, two retail locations in Vancouver under the Graff and Patek Philippe brands, and two retail locations under the Breitling brand, one in Laval and another in Ottawa. Other consists primarily of our e-commerce, wholesale businesses and a gold exchange program. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks	26 weeks	26 weeks	26 weeks	26 weeks	26 weeks
	ended	ended	ended	ended	ended	ended
	9/28/24	9/23/23	9/28/24	9/23/23	9/28/24	9/23/23
	(In thousands)
Jewelry and other	$23,938	$35,224	$4,060	$4,542	$27,998	$39,766
Timepieces	51,291	47,284	828	767	52,119	48,051

	$75,229	$82,508	$4,888	$5,309	$80,117	$87,817

The two reportable segments, “Retail” and “Other”, are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the audited consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 28, 2024 and September 23, 2023 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks	26 weeks	26 weeks	26 weeks	26 weeks	26 weeks
	ended	ended	ended	ended	ended	ended
	9/28/24	9/23/23	9/28/24	9/23/23	9/28/24	9/23/23
	(In thousands)
Sales to external customers	$75,229	$82,508	$4,889	$5,309	$80,118	$87,817
Inter-segment sales	—	—	$279	$320	$279	$320
Unadjusted gross profit	$30,198	$34,481	$2,305	$2,398	$32,503	$36,879

The following table sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the twenty-six week periods ended September 28, 2024 and September 23, 2023:

	26 weeks ended	26 weeks ended
	September 28, 2024	September 23, 2023
	(In thousands)
Unadjusted gross profit	$32,503	$36,879
Inventory provisions	(339)	(384)
Other unallocated costs	(905)	(428)

Gross profit	$31,259	$36,067

8.	Leases

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

	26 weeks	26 weeks
	ended	ended
	9/28/24	9/23/23
Fixed operating lease expense	$5,333	$5,973
Variable operating lease expense (1)	2,536	2,812

Total lease expense	$7,869	$8,785

(1)	No rent concessions were recognized in the condensed consolidated statement of earnings for each of the periods ended September 28, 2024 and September 23, 2023.

Variable operating lease expense includes percentage rent, taxes, mall advertising, and common area maintenance charges. The weighted average remaining operating lease term was five years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 28, 2024.

The following table provides supplemental cash flow information related to the Company’s operating leases:

	26 weeks	26 weeks
	ended	ended
	9/28/24	9/23/23
Cash outflows from operating activities for operating leases	$6,559	$6,772
Right-of-use assets obtained in exchange for operating lease liabilities (1)	2,067	—

(1)

Right-of-use assets obtained are recognized net of leasehold inducements. For the period ending September 28, 2024, there were $0.7 million of leasehold inducements recognized, of which $0.5 million is included in Accounts Receivables and other receivables. For the period ending September 23, 2023, there were no leasehold inducements.

The following table reconciles the undiscounted cash flows currently expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 28, 2024.

Minimum Lease Payments
as of September 28, 2024
(in thousands)
Year ending March:
2025*	$7,775
2026	11,624
2027	10,587
2028	9,446
2029	8,393
Thereafter	30,863

Total minimum lease payments	78,688
Less: amount of total minimum lease payments representing interest	(31,685)

Present value of future total minimum lease payments	47,003
Less: current portion of lease liabilities	(8,322)

Long-term lease liabilities	$38,681

*	This amount represents minimum lease payments for the six-month period from September 28, 2024 to March 29, 2025.

On June 20, 2024, the Company entered into a lease modification for one of its retail stores that modifies the lease term to January 31,2025 and resulted in a write-off of $17.04 million of Right-of-use assets as well as a write down to the lease liability by $18.4 million. The lease modification also resulted in a termination payment that is to be repaid over a period of time up to April 2026.

9.	Related Party Transactions

The Company has a cash advance outstanding from one of its controlling shareholders, Montel S.a.r.l. (“Montel”, previously known as Montrovest B.V.), of U.S. $1.5 million (approximately Cdn $2.0 million) originally received in May 2009. This cash advance was provided to the Company by Montel to finance working capital needs and for general corporate purposes. This advance and any interest thereon is subordinated to the indebtedness of the Company’s Amended Credit Facility and Amended Term Loan. This cash advance bears an annual interest rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12%, and is repayable upon demand by Montel once conditions stipulated in the Company’s Amended Credit Facility permit such a payment. In the twenty-six week period ending September 28, 2024, interest expense of $0.1 million was recorded versus $0.1 million in the comparative prior period. At both September 28, 2024 and September 23, 2023, advances payable to Montel amounted to U.S. $1.5 million (approximately Cdn $2.0 million), respectively.

The Company provides RMBG Retail Vancouver ULC (“RMBG”) with retail support and administrative services, and charges RMBG for these related services. During fiscal 2025, the Company charged $244,999 to RMBG (nil for the period ended September 23, 2023). These fees are reflected as a reduction of selling, general and administrative expenses in the condensed consolidated statement of operations. As of September 28, 2024, the Company has $0.07 million ($0.2 million as at March 30, 2024) as a receivable related to these related services, and is presented in accounts receivable and other receivables on the condensed consolidated balance sheet.

On July 15, 2024, the Company obtained a support letter from one if its shareholders, Mangrove Holding S.A., providing financial support in an amount of up to $3.75 million that is available until July 31, 2025, of which up to $2.75 million is available prior to January 1, 2025 and an additional amount of up to $1.0 million would be available after January 1, 2025. These amounts can be borrowed, if needed, when deemed necessary by the Company, upon approval by the Company’s Board of Directors, until at least July 31, 2025, to assist the Company in satisfying its obligations and debt service requirements as they come due in the normal course of operations, or in meeting its financial covenant requirements of maintaining minimum excess availability levels of $8.5 million at all times as required by its Amended Credit Facility and Amended Term Loan. Amounts drawn under this support letter will bear interest at an annual rate of 15%. However, there will be no interest or principal repayments prior to July 31, 2025. On November 27, 2024, the support letter was extended until December 31, 2025.